UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of August, 2006

                        SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of listed company

SPIRENT COMMUNICATIONS PLC


2. Name of shareholder with a major interest

SHERBORNE INVESTORS GP, LLC


3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE - SEE ADDITIONAL INFORMATION BELOW


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT KNOWN - SEE ADDITIONAL INFORMATION BELOW


5. Number of shares / amount of stock acquired

NOT DISCLOSED


6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A


9. Class of security

ORDINARY SHARES OF 3 & 1/3 PENCE EACH


10. Date of transaction

NOT KNOWN


11. Date company informed

24 AUGUST 2006


12. Total holding following this notification

121,371,538 ORDINARY SHARES


13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

13.10%


14. Any additional information

THE FOLLOWING ARE ALL NAMED AS INTERESTED PARTIES IN THE NOTIFICATION RECEIVED BY THE COMPANY:

SHERBORNE INVESTORS GP, LLC
SHERBORNE INVESTORS CO., LP
EDWARD BRAMSON (THE MANAGING MEMBER OF SHERBORNE INVESTORS GP, LLC)
CRAIG MCKIBBEN AND GERARD EASTMAN (AS MEMBERS OF SHERBORNE INVESTORS GP, LLC

THE HOLDERS OF THE SHARES AS REGISTERED ON THE COMPANY'S REGISTER OF MEMBERS ARE NOT KNOWN.

THE NOTIFICATION ALSO DISCLOSES (IN ACCORDANCE WITH THE COMPANIES ACT 1985) THAT THE FOLLOWING THREE ENTITIES HOLD SPIRENT COMMUNICATIONS PLC ORDINARY SHARES AS DETAILED BELOW - THESE PERCENTAGE HOLDINGS ARE INCLUDED IN THE TOTAL 13.10% DISCLOSED ABOVE (NOT IN ADDITION TO IT):

HAYDEN INVESTORS PARTNERS, LLC : 4.50% OF ISSUED SHARE CAPITAL
HAYDEN INVESTORS PARTNERS II, LLC: 4.02% OF ISSUED SHARE CAPITAL
HANOVER STRATEGIC FUND A, LLC: 3.15% OF ISSUED SHARE CAPITAL


15. Name of contact and telephone number for queries

MICHAEL ANSCOMBE - 01293 767676


16. Name and signature of duly authorised company official of the listed company responsible for making this notification

MICHAEL ANSCOMBE
DEPUTY COMPANY SECRETARY


Date of notification

24 AUGUST 2006


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 24 August 2006                      By   ____/s/ Michael Anscombe____

                                                    (Signature)*